SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS STRONG HALF YEAR PROFITS OF €2.18BN
DUE TO RECORD SUMMER TRAFFIC
FULL YEAR PAT OF €10 PER PAX LIKELY - €400M DIV. DECLARED

Ryanair Holdings today (6 Nov.) reported a strong half-year profit of €2.18bn, compared to a prior year H1 PAT of €1.37bn, thanks to a strong Easter in Q1, record summer traffic and higher fares which offset significantly higher fuel costs in the half year.

	30 Sep. 2022	30 Sep. 2023	Change
Customers	95.1m	105.4m	+11%
Load Factor	94%	95%	+1pt
Revenue	€6.62bn	€8.58bn	+30%
Op. Costs	€4.98bn1	€6.16bn	+24%
PAT	€1.37bn1	€2.18bn	+59%
EPS	€1.11	€1.91	+72%

H1 highlights:
●     Traffic grew 11% to 105.4m (95% load factor).
●     Rev. per pax +17% (ave. fares +24% & ancil. rev. +3%).
●     3 new bases & 194 new routes in S.23.
●     124x B737 "Gamechangers".  Total fleet of 563 aircraft at 30 Sep.
●     Fuel bill rose €0.6bn (+29%) to €2.8bn.
●     Fuel hedging extended - c.85% FY24 at $89bbl & over 50% FY25 at $79bbl.
●     Net cash of €0.84bn (31 Mar. €0.56bn), over €1bn debt repaid.
●     300x Boeing MAX-10 order underpins growth decade to 300m pax p.a. by FY34.
●     €400m maiden div. & div. policy announced.

Ryanair's Michael O'Leary, said:

ENVIRONMENT:
"Ryanair is one of the most environmentally efficient major EU airlines.  With a young fleet and high load factors, our CO2 per pax/km is just 65 grams.  We invest heavily in new, more efficient, technology. In H1 we took delivery of 26, new, B737-8200 "Gamechangers" (4% more seats, 16% less fuel & CO2).  We're accelerating the retro-fit of scimitar winglets to almost 130 B737NGs (target 409 by 2026), reducing fuel burn by 1.5% and lowering noise emissions by a further 6%.  We are working with fuel partners to accelerate SAF supply and are on track to achieve the Group's ambitious 2030 goal of powering 12.5% of Ryanair flights with SAF (9.5% already secured).

The urgent reform of Europe's inefficient ATC system is one of the most significant environmental initiatives  the EU can deliver.  In 2023, French ATC has (so far) inflicted over 60 days of strikes on our sector, during which the French Govt. use minimum service laws to protect local/domestic flights while disproportionately cancelling overflights.  In Sep., we delivered a petition (signed by 1.5m customers) calling on the EC to protect the single market for air travel by protecting overflights (while respecting ATC Unions right to strike), as is already the case in Greece, Italy and Spain. Sadly, we have yet to see any action from President Ursula von der Leyen on this key environmental initiative.

Our recent order for 300 Boeing MAX-10 aircraft (21% more seats, 20% less fuel & CO2 and 50% quieter), enabled us to reset the Group's environmental targets as we strive to more sustainably grow traffic to 300m p.a. by FY34. In H1, we set a very ambitious target of 50 grams of CO2 per pax/km by FY31 (previously 60 grams by FY30) and published Ryanair's 1.5 degree Climate Transition Plan.

SOCIAL:
We expect to create over 10,000 new, well-paid, jobs for highly trained aviation professionals as the Group expands our fleet to 800 aircraft by FY34.  Building on the success of our aviation training facilities in Dublin, Stansted, Bergamo and East Midlands, we're opening 2 new excellence centres in Krakow and Madrid to accelerate local crew training and development in those major markets.  Our recently announced engineering academy will support 1,000 apprentices annually as we train the next generation of highly skilled mechanics and engineers.  Ryanair Labs is also growing at its dev. hubs in Dublin, Madrid, Portugal and Wroclaw to support Ryanair's customer service, our efficiency and scalability over the coming decade.

Ryanair's investment in resilience ahead of our S.23 schedule (increased crew ratios, doubling the capacity of our Dublin and Warsaw ops centres, enhanced day-of-travel app. and continuously improving live customer comms.) ensured that our passengers and crews could enjoy Ryanair's industry leading OTP and reliability, despite significant ATC disruptions this year. This is reflected in our strong H1 CSAT score of 84%, notwithstanding over 60 days of French ATC strikes.

GROWTH & FLEET:
During S.23 we operated our largest ever schedule, including 3 new bases and over 190 new routes. We delivered record traffic across peak summer months.  This winter we'll operate 6 new bases (Athens, Belfast, Copenhagen, Girona, Lanzarote & Tenerife), and over 60 new routes including our first 17 routes to Albania.  To date over 90% of S.24 capacity is already on sale, including over 180 new routes.

While Boeing are currently suffering delivery delays with Spirit (their fuselage supplier), we are working with them to minimise delays ahead of peak S.24.  At this stage, we are concerned that up to 10 of our 57 contracted Gamechanger deliveries pre S.24 may be delayed until winter 2024.

We expect European airlines will continue to consolidate over the next 2-3 years, with the takeover of ITA (Italy) and the sale of TAP (Portugal) and SAS (Scandinavia) already underway.  While Pratt & Whitney engine (GTF) issues and inspection programme threaten to substantially curtail competitor and lessor capacity between 2024 and 2026, the large backlog of OEM aircraft deliveries is also likely to constrain capacity in Europe for the next 3 or 4 years.  These capacity constraints, combined with our widening cost advantage, our judicious fuel hedging, strong balance sheet, low-cost aircraft orders and industry leading operational resilience, creates significant traffic and profit growth opportunities for Ryanair as we expand to carry 300m pax p.a. by FY34.

H1 FY24 BUSINESS REVIEW:

Revenue & Costs
H1 scheduled revenues increased 37% to €6.1bn.  Traffic grew 11% to 105.4m while ave. fares rose 24% to c.€58 due to a strong Easter and record S.23 demand.  Ancillary revenue increased 14% to €2.5bn (c.€23.70 per passenger).  Total H1 FY24 revenue therefore rose 30% to €8.6bn.  Total operating costs increased 24% to €6.2bn, primarily due to much higher fuel costs (+29% to €2.8bn), higher staff costs (reflecting pay restoration, pre-agreed pay increases and higher crewing ratios as we invested in ops. resilience) and higher ATC fees (incl. airport & handling charges).   Ryanair's cost advantage over most of its EU competitors continues to widen, with H1 ex-fuel unit costs finishing just under €32.

Our FY24 fuel requirements are almost 85% hedged at approx. $89bbl (a mix of forwards and caps) while our FY25 hedging has increased to just over 50% at approx. $79bbl.  This will deliver savings of approx. €300m on the fuel already hedged for FY25. Over 90% of FY24 €/$ opex is hedged at 1.08 and almost 50% of FY25 is hedged at 1.12.  This strong hedge position leaves us very well protected from recent short term fuel price volatility which many competitors are more, or fully, exposed to.

Balance Sheet & Liquidity
Ryanair's balance sheet remains one of the strongest in the industry with a BBB+ credit rating (both S&P and Fitch) and over €3.6bn gross cash at period end, despite €1.6bn capex and over €1bn debt repayments (incl. a maturing €750m bond & €260m prepayment of our RCF in Aug.).  Net cash was €0.84bn at 30 Sep. (€0.56bn at 31 Mar.).  All of the Group's owned B737 fleet (534 aircraft) are unencumbered, which significantly widens our cost advantage over competitor airlines who are heavily exposed to rising interest rates and rising aircraft lease costs.

CAPITAL ALLOCATION POLICY:
Our Board's strategy, as our business recovered from Covid, was to firstly prioritise pay restoration and multi-year pay increases for our people, something that has now been delivered over recent quarters.  Secondly, we are determined to pay down our remaining debt as it matures between now and 2026.  Closely aligned to this is the Group's policy to prioritise growth opportunities to drive shareholder value.  This is achieved by maintaining a strong balance sheet and investment grade rating; investing in growth (the Gamechanger and MAX-10 orderbooks will deliver annual traffic of 300m by FY34) from internally generated cashflows; and shareholder returns.  Ryanair has an established track record of delivering industry leading returns to shareholders.  Between FY08 and FY20 we returned €6.74bn to shareholders via share buybacks and special dividends.

DIVIDEND POLICY:
Ryanair's shareholders invested €400m in a share placing during the peak of the Covid crisis in Sep. 2020, which was key to Ryanair subsequently issuing a timely, low cost, €850m bond, which helped the Group emerge from the Covid pandemic in a position of unrivalled strategic and financial strength.  The Board is therefore pleased to declare a maiden ordinary dividend of €400m (c.€0.35 per share) in aggregate through an interim and final dividend of €200m each, payable in Feb. 2024 and after the AGM in Sep. 2024 respectively.

For subsequent financial years (i.e. for FY25 onwards), under the Group's new dividend policy, Ryanair plans to return approx. 25% of prior-year PAT (adjusted for non-recurring gains or losses) by way of ordinary dividend to our shareholders.  Additionally, the Board, taking into account prevailing market conditions and ensuring that the Group retains a prudent level of cash to fund debt and capex requirements will retain the flexibility to consider, when or if appropriate, the return of surplus cash to shareholders through special dividends and/or share buybacks.

OUTLOOK:
We continue to target approx. 183.5m (+9%) FY24 traffic, although the final figure depends on Boeing meeting their delivery commitments between now and year-end.  As previously guided, we expect ex-fuel unit costs to increase by c.€2 this year, which still widens the cost gap between Ryanair and competitor airlines in Europe.  Forward bookings (both traffic and fares) are robust over the late Oct. mid-terms and into the peak Christmas travel period. With the benefit of constrained EU capacity this winter (Eurocontrol expect EU capacity to recover to only 94% of pre-Covid) and the impact of P&W engine repairs on competitor fleets, we currently expect Q3 ave. fares to be ahead of the prior year Q3 by a mid teens percentage.  Unhedged fuel costs, however, are significantly higher making it unlikely that we'll replicate last year's bumper Q3 performance.  As is normal at this time of year, we have very limited Q4 visibility.  Q4 is traditionally our weakest quarter and, this year, will be impacted by the partial unwind of free ETS carbon credits (from Jan. 2024).

Despite uncertainty over Boeing deliveries, a significantly higher full year fuel bill (up c.€1.3bn on last year), very limited Q4 visibility and the risk of weaker consumer spending over coming months, we now expect that FY24 PAT will finish in a range of between €1.85bn to €2.05bn, assuming modest losses over the H2 winter period.  This guidance remains highly dependent on the absence of any unforeseen adverse events (for example such as Ukraine or Gaza) between now and the end of Mar. 2024."

ENDS

Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying up to 183.5m guests p.a. on over 3,000 daily flights from 92 bases, the Group connects almost 230 airports in 36 countries on a fleet of 565 aircraft, with c.385 Boeing 737s on order, which will enable the Ryanair Group to grow traffic to 300m p.a. by FY34. Ryanair has a team of over 22,000 highly skilled aviation professionals delivering Europe's No.1 operational performance, and an industry leading 38-year safety record. Ryanair is one of the most efficient major EU airlines.  With a young fleet and high load factors, Ryanair's CO2 per pax/km is just 65 grams.

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Paul Clifford Drury Tel: +353-1-260-5000

Notes:
1.          Non-IFRS financial measure, excl. €107m except. unrealised mark-to-market loss (timing unwind) on jet fuel caps.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at September 30, 2023 (unaudited)

		At Sep 30,	At Mar 31,
		2023	2023
	Note	€M	€M
Non-current assets
Property, plant and equipment		10,319.2	9,908.9
Right-of-use asset		187.7	209.1
Intangible assets		146.4	146.4
Derivative financial instruments	10	110.1	54.6
Deferred tax		5.8	6.6
Other assets		200.4	168.9
Total non-current assets		10,969.6	10,494.5

Current assets
Inventories		5.7	6.0
Other assets		1,074.4	878.6
Trade receivables	10	68.3	59.7
Derivative financial instruments	10	605.4	292.1
Restricted cash	10	19.5	19.5
Financial assets: cash > 3 months	10	364.9	1,056.2
Cash and cash equivalents	10	3,260.5	3,599.3
Total current assets		5,398.7	5,911.4

Total assets		16,368.3	16,405.9

Current liabilities
Provisions		25.8	19.8
Trade payables	10	982.3	1,065.5
Accrued expenses and other liabilities		3,318.6	4,783.5
Current lease liability		41.5	43.2
Current maturities of debt	10	35.3	1,056.7
Derivative financial instruments	10	64.8	386.6
Current tax		70.1	66.3
Total current liabilities		4,538.4	7,421.6

Non-current liabilities
Provisions		173.2	154.5
Derivative financial instruments	10	1.1	11.2
Deferred tax		502.7	159.3
Non-current lease liability		147.4	163.1
Non-current maturities of debt	10	2,576.8	2,853.2
Total non-current liabilities		3,401.2	3,341.3

Shareholders' equity
Issued share capital		6.9	6.9
Share premium account		1,384.2	1,379.9
Other undenominated capital		3.5	3.5
Retained earnings		6,357.6	4,180.0
Other reserves		676.5	72.7
Shareholders' equity		8,428.7	5,643.0

Total liabilities and shareholders' equity		16,368.3	16,405.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Half-Year Ended September 30, 2023 (unaudited)
		Pre- Except.	IFRS Half-Year Ended Sep 30,	Pre-Except. Half-Year Ended Sep 30,	Except. Half-Year Ended Sep 30,	IFRS Half-Year Ended Sep 30,
		Change	2023	2022	2022	2022
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+37%	6,073.9	4,424.8	-	4,424.8
Ancillary revenues		+14%	2,501.3	2,191.3	-	2,191.3
Total operating revenues	7	+30%	8,575.2	6,616.1	-	6,616.1

Operating expenses
Fuel and oil		-29%	2,814.6	2,177.1	122.8	2,299.9
Airport and handling charges		-24%	858.2	692.9	-	692.9
Staff costs		-27%	742.9	583.7	-	583.7
Route charges		-12%	561.9	503.4	-	503.4
Depreciation		-23%	558.8	453.1	-	453.1
Marketing, distribution and other		-20%	440.5	367.4	-	367.4
Maintenance, materials and repairs		+9%	182.5	200.3	-	200.3
Total operating expenses		-24%	6,159.4	4,977.9	122.8	5,100.7

Operating profit/(loss)		+47%	2,415.8	1,638.2	(122.8)	1,515.4

Other income/(expenses)
Net finance income/(expense)			31.8	(36.2)	-	(36.2)
Foreign exchange			10.9	(56.5)	-	(56.5)
Total other income/(expenses)			42.7	(92.7)	-	(92.7)

Profit/(loss) before tax		+59%	2,458.5	1,545.5	(122.8)	1,422.7

Tax (expense)/credit	4		(280.4)	(174.7)	15.4	(159.3)

Profit/(loss) for the half-year - all attributable to equity holders of parent		+59%	2,178.1	1,370.8	(107.4)	1,263.4

Earnings per ordinary share (€)
Basic			1.9126			1.1129
Diluted			1.9034			1.1101
Weighted avg. no. of ord. shares (in Ms)
Basic			1,138.8			1,135.2
Diluted			1,144.3			1,138.1

*'+' is favourable and '-' is adverse period-on-period.

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Income Statement for the Quarter Ended September 30, 2023 (unaudited)

			IFRS	Pre-Except.	Except.	IFRS
			Quarter	Quarter	Quarter	Quarter
		Pre-	Ended	Ended	Ended	Ended
		Except. Change	Sep 30, 2023	Sep 30, 2022	Sep 30, 2022	Sep 30, 2022
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+26%	3,600.2	2,848.4	-	2,848.4
Ancillary revenues		+14%	1,325.7	1,166.2	-	1,166.2
Total operating revenues	7	+23%	4,925.9	4,014.6	-	4,014.6

Operating expenses
Fuel and oil		-29%	1,476.5	1,144.4	142.8	1,287.2
Airport and handling charges		-25%	444.1	355.5	-	355.5
Staff costs		-24%	383.1	309.2	-	309.2
Route charges		-15%	292.6	254.4	-	254.4
Depreciation		-25%	283.9	226.7	-	226.7
Marketing, distribution and other		-23%	239.2	193.7	-	193.7
Maintenance, materials and repairs		+9%	101.9	112.1	-	112.1
Total operating expenses		-24%	3,221.3	2,596.0	142.8	2,738.8

Operating profit/(loss)		+20%	1,704.6	1,418.6	(142.8)	1,275.8

Other income/(expenses)
Net finance income/(expense)			13.7	(16.1)	-	(16.1)
Foreign exchange			(0.5)	(40.0)	-	(40.0)
Total other income/(expenses)			13.2	(56.1)	-	(56.1)

Profit/(loss) before tax		+26%	1,717.8	1,362.5	(142.8)	1,219.7

Tax (expense)/credit			(202.6)	(161.7)	17.9	(143.8)

Profit/(loss) for the quarter - attributable to equity holders of parent		+26%	1,515.2	1,200.8	(124.9)	1,075.9

Earnings per ordinary share (€)
Basic			1.3304			0.9474
Diluted			1.3239			0.9456
Weighted avg. no. ord. shares (in Ms)
Basic			1,138.9			1,135.7
Diluted			1,144.5			1,137.8

*'+' is favourable and '-' is adverse period-on-period.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for Half-Year Ended September 30,
2023 (unaudited)

	Half-Year	Half-Year
	Ended	Ended
	Sep 30,	Sep 30,
	2023	2022
	€M	€M

Profit for the half-year	2,178.1	1,263.4

Other comprehensive income/(loss):
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	594.6	(170.2)
Other comprehensive income/(loss) for the half-year, net of income tax	594.6	(170.2)
Total comprehensive income for the half-year - attributable to equity holders of parent
	2,772.7	1,093.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for Quarter Ended September 30,
2023 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Sep 30,	Sep 30,
	2023	2022
	€M	€M

Profit for the quarter	1,515.2	1,075.9

Other comprehensive income/(loss):
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	757.5	(639.5)
Other comprehensive income/(loss) for the quarter, net of income tax	757.5	(639.5)
Total comprehensive income for the quarter - attributable to equity holders of parent
	2,272.7	436.4

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the Half-Year Ended September 30, 2023
(unaudited)

		Half-Year	Half-Year
		Ended	Ended
		Sep 30,	Sep 30,
		2023	2022
	Note	€M	€M
Operating activities
Profit after tax		2,178.1	1,263.4

Adjustments to reconcile profit after tax to net cash from operating activities
Depreciation		558.8	453.1
Decrease/(increase) in inventories		0.3	(0.2)
Tax expense		280.4	159.3
Share based payments		9.9	8.4
Increase in trade receivables		(8.6)	(34.5)
Increase in other assets		(136.8)	(254.4)
Increase in trade payables		232.7	262.3
Decrease in accrued expenses and other liabilities		(1,441.0)	(259.8)
Increase in provisions		0.6	60.8
(Decrease)/increase in finance income		(4.3)	0.9
Increase in finance expense		(14.6)	(11.9)
Foreign exchange and fair value*		9.7	110.0
Income tax paid		(24.8)	(0.7)
Net cash inflow from operating activities		1,640.4	1,756.7

Investing activities
Capital expenditure - purchase of property, plant and equipment		(1,585.0)	(899.6)
Disposal proceeds		-	4.9
Supplier reimbursements		-	127.5
Decrease/(increase) in financial assets: cash > 3 months		691.3	(1,910.6)
Net cash used in investing activities		(893.7)	(2,677.8)

Financing activities
Net proceeds from shares issued	11	3.1	19.1
Repayment of borrowings		(1,070.2)	(80.7)
Lease liabilities paid		(22.5)	(26.2)
Net cash used in financing activities		(1,089.6)	(87.8)

Decrease in cash and cash equivalents		(342.9)	(1,008.9)
Net foreign exchange differences		4.1	64.1
Cash and cash equivalents at beginning of the period		3,599.3	2,669.0
Cash and cash equivalents at end of the period	10	3,260.5	1,724.2

Included in the cash flows from operating activities for the half-year are the following amounts:
Interest income received		72.5	3.1
Interest expense paid		(68.9)	(46.3)

*The half-year ended September 30, 2022 includes an exceptional loss of €122.8M pre-tax, attributable to the fair value measurement of jet fuel call options.

 Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the Half-Year Ended
September 30, 2023 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M

Balance at March 31, 2022	1,134.6	6.8	1,328.2	3.5	2,880.9	1,295.4	30.5	5,545.3
Profit for the half-year	-	-	-	-	1,263.4	-	-	1,263.4
Other comprehensive loss
Net movements in cash flow reserve	-	-	-	-	-	(170.2)	-	(170.2)
Total other comprehensive loss	-	-	-	-	-	(170.2)	-	(170.2)
Total comprehensive income/(loss)	-	-	-	-	1,263.4	(170.2)	-	1,093.2
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	2.6	0.1	32.6	-	(13.5)	-	-	19.2
Share-based payments	-	-	-	-	-	-	8.4	8.4
Transfer of exercised and expired share-based awards	-	-	-	-	3.3	-	(3.3)	-
Balance at September 30, 2022	1,137.2	6.9	1,360.8	3.5	4,134.1	1,125.2	35.6	6,666.1
Profit for the half-year	-	-	-	-	50.4	-	-	50.4
Other comprehensive loss
Net movements in cash-flow reserve	-	-	-	-	-	(1,093.8)	-	(1,093.8)
Total other comprehensive loss	-	-	-	-	-	(1,093.8)	-	(1,093.8)
Total comprehensive income/(loss)	-	-	-	-	50.4	(1,093.8)	-	(1,043.4)
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	1.5	-	19.1	-	(6.6)	-	-	12.5
Share-based payments	-	-	-	-	-	-	7.8	7.8
Transfer of exercised and expired share-based awards	-	-	-	-	2.1	-	(2.1)	-
Balance at March 31, 2023	1,138.7	6.9	1,379.9	3.5	4,180.0	31.4	41.3	5,643.0
Profit for the half-year	-	-	-	-	2,178.1	-	-	2,178.1
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	594.6	-	594.6
Total other comprehensive income	-	-	-	-	-	594.6	-	594.6
Total comprehensive income	-	-	-	-	2,178.1	594.6	-	2,772.7
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.3	-	4.3	-	(1.2)	-	-	3.1
Share-based payments	-	-	-	-	-	-	9.9	9.9
Transfer of exercised and expired share-based awards	-	-	-	-	0.7	-	(0.7)	-
Balance at September 30, 2023	1,139.0	6.9	1,384.2	3.5	6,357.6	626.0	50.5	8,428.7

Ryanair Holdings plc and Subsidiaries

MD&A Half-Year Ended September 30, 2023 ("H1 FY24")

Introduction
For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary) all figures and comments are by reference to the half-year ended September 30, 2023 results excluding the exceptional item referred to below.

The Group, as part of its risk management strategy, utilised jet fuel call options to set a maximum price for up to 15% of FY23 expected fuel requirements. These instruments were measured at fair value through the income statement. Following the Russian invasion of Ukraine in Feb. 2022, the price of jet fuel significantly increased. An exceptional unrealised mark-to-market loss of €123M (pre-tax) was recorded on the Group's jet fuel call options at September 30, 2022.

Income Statement

Scheduled revenues:
Scheduled revenues increased 37% to €6.07BN due to 11% traffic growth (from 95.1M to 105.4M) and a 24% increase in average fares to approx. €58.

Ancillary revenues:
Ancillary revenues increased 14% to €2.50BN as traffic grew (up 11%) and spend on discretionary services such as priority boarding, reserved seating and inflight sales increased 3% to almost €24 per passenger.

Total revenues:
As a result of the above, total revenues increased 30% to €8.58BN.

Operating Expenses:

Fuel and oil:
Fuel and oil rose 29% to €2.81BN due to a 9% increase in sectors flown and higher jet fuel prices offset by fuel burn savings on the new B737-8200 "Gamechanger" aircraft.

Airport and handling charges:
Airport and handling charges rose 24% to €858M, due to 11% traffic growth, higher ATC rates, and termination of temporary Covid reliefs (included in the prior period comparative).

Staff costs:
Staff costs increased 27% to €743M due to the larger fleet, an investment in S.23 operational resilience with higher crewing ratios, restoration of Covid-19 pay reductions, crew pay increases implemented in H1 FY24 and 9% higher sectors.

Route charges:
Route charges increased 12% to €562M, due to 9% sector growth and higher Eurocontrol rates.

Depreciation:
Depreciation increased 23% to €559M, primarily due to higher amortisation resulting from higher aircraft utilisation (sectors up 9%), the delivery of 47 new "Gamechanger" aircraft and increased depreciation on capitalised maintenance for leased A320 aircraft (24 leases were extended in Q2 FY23). There is a partial timing offset in maintenance, materials and repairs below, arising from the extension of A320 leases in FY23.

Marketing, distribution and other:
Marketing, distribution and other rose 20% to €441M due to higher activity in the period (including increased credit card transactions and higher inflight sales) and higher EU261 due to delays arising from the knock-on effect of ATC related disruptions (including the NATS system failure in August and significant French ATC strikes).

Maintenance, materials and repairs:
Maintenance, materials and repairs decreased 9% to €183M due to the timing of aircraft checks. There is a partial timing offset in depreciation above, arising from the extension of 24 A320 leases in FY23.

Other expense:
Net finance income was positive at €32M due to rising deposit interest rates, lower gross debt and a net cash position throughout the period. Foreign exchange translation reflects the impact of €/US$ exchange rate movements on balance sheet revaluations.

Balance sheet:
Gross cash decreased €1.03BN to €3.64BN at September 30, 2023. Gross debt reduced by €1.32BN and net cash increased €285M to €844M at September 30, 2023.

Shareholders' equity:
Shareholders' equity increased by €2.79BN to €8.43BN in the period primarily due to a €2.18BN net profit and a €0.59BN IFRS hedge accounting increase in derivatives.

MD&A Quarter Ended September 30, 2023 ("Q2 FY24")

Introduction
For the purposes of the Management Discussion and Analysis ("MD&A") all figures and comments are by reference to the quarter ended September 30, 2023 results excluding the exceptional item referred to below.

The Group, as part of its risk management strategy, utilised jet fuel call options to set a maximum price for up to 15% of FY23 expected fuel requirements. These instruments were measured at fair value through the income statement. Following the Russian invasion of Ukraine in Feb. 2022, the price of jet fuel significantly increased. An exceptional unrealised mark-to-market loss of €143M (pre-tax) was recorded on the Group's jet fuel call options at September 30, 2022.

Income Statement

Scheduled revenues:
Scheduled revenues increased 26% to €3.60BN due to 11% traffic growth (from 49.5M to 55.0M) and a 14% increase in average fares to approx. €65.

Ancillary revenues:
Ancillary revenues increased 14% to €1.33BN as traffic grew (up 11%) and spend on discretionary services such as priority boarding, reserved seating and inflight sales increased 3% to over €24 per passenger.

Total revenues:
As a result of the above, total revenues increased 23% to €4.93BN.

Operating Expenses:

Fuel and oil:
Fuel and oil rose 29% to €1.48BN due to a 10% increase in sectors flown and higher jet fuel prices offset by fuel burn savings on the new B737-8200 "Gamechanger" aircraft.

Airport and handling charges:
Airport and handling charges rose 25% to €444M, due to 11% traffic growth, higher ATC rates, and termination of temporary Covid reliefs (included in the prior period comparative).

Staff costs:
Staff costs increased 24% to €383M due to the larger fleet, an investment in S.23 operational resilience with higher crewing ratios, restoration of Covid-19 pay reductions, crew pay increases implemented and 10% higher sectors.

Route charges:
Route charges increased 15% to €293M, due to 10% sector growth and higher Eurocontrol rates.

Depreciation:
Depreciation increased 25% to €284M, primarily due to higher amortisation resulting from higher aircraft utilisation (sectors up 10%), the delivery of 47 new "Gamechanger" aircraft and increased depreciation on capitalised maintenance for leased A320 aircraft (24 leases were extended in Q2 FY23). There is a partial timing offset in maintenance, materials and repairs below, arising from the extension of A320 leases in FY23.

Marketing, distribution and other:
Marketing, distribution and other rose 23% to €239M due to higher activity in the period (including increased credit card transactions and higher inflight sales) and higher EU261 due to delays arising from the knock-on effect of ATC related disruptions (including the NATS system failure in August and significant French ATC strikes).

Maintenance, materials and repairs:
Maintenance, materials and repairs decreased 9% to €102M due to the timing of aircraft checks. There is a partial timing offset in depreciation above, arising from the extension of A320 leases in FY23.

Other expense:
Net finance income was positive at €14M due to rising deposit interest rates, lower gross debt, and a net cash position throughout the period. Foreign exchange translation reflects the impact of €/US$ exchange rate movements on balance sheet revaluations.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the half-year ended September 30, 2023 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019.

This interim management report includes the following:

● Principal risks and uncertainties relating to the remaining six months of the year;

● Related party transactions; and

● Post balance sheet events.

Results of operations for the six-month period ended September 30, 2023 compared to the six-month period ended September 30, 2022, including important events that occurred during the half-year, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices increased significantly following Russia's invasion of Ukraine in February 2022 and remain volatile.

Despite the Group's strong recovery from the Covid-19 pandemic, future developments may again have a material adverse impact on the Company's business, results of operations, financial condition and liquidity.

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, capacity growth in Europe, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, the availability of appropriate insurance coverage, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, delays in the delivery of contracted aircraft, supply chain disruptions/delays, weather related disruptions, ATC strikes and staffing related disruptions, uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K., and Continental Europe, including the risk of a recession or significant economic slowdown, the general willingness of passengers to travel, other economic, social and political factors and unforeseen security events.

Board of Directors

Details of the members of the Company's Board of Directors are set forth on pages 119 and 120 of the Group's 2023 Annual Report. Bertrand Grabowski was appointed to the Board with effect from October 1, 2023 and Dick Milliken retired from the Board with effect from September 14, 2023.

Related party transactions - Please see note 9.

Post balance sheet events - Please see note 12.

Going concern
The Directors, having made inquiries, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these interim financial statements. The continued preparation of the Group's consolidated interim financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:

●           The Group's net profit of €2.18BN in the half-year ended September 30, 2023;
●           The Group's liquidity, with €3.64BN gross cash and €0.84BN net cash at September 30, 2023, €0.26BN undrawn funds under the Group's €0.75BN revolving credit facility and the Group's continued focus on cash management;
●           The Group's BBB+ (stable) credit ratings from both S&P and Fitch Ratings;
●           The Group's strong balance sheet position with its 534 owned B737 fleet unencumbered;
●           The Group's access to the debt capital markets, unsecured/secured bank debt and sale and leaseback transactions;
●           Strong cost control across the Group;
●           The Group's fuel hedging position (FY24 fuel requirements were 83% hedged (via swaps and caps) and 37% (all swaps) of FY25 jet fuel requirements were hedged at September 30, 2023); and
●           The Group's ability, as evidenced throughout the Covid-19 crisis, to preserve cash and reduce operational and capital expenditure in a downturn.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.  Basis of preparation and material accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements for the half-year ended September 30, 2023 comprise the results of the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2023 Annual Report for the year ended March 31, 2023, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU ("IAS 34"). They do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2023, are available at http://investor.ryanair.com/.

In adopting the going concern basis in preparing the interim financial statements, the Directors have considered Ryanair's available sources of finance including access to the capital markets, sale and leaseback transactions, secured and unsecured debt structures, undrawn funds under the Group's revolving credit facility, the Group's cash on-hand and cash generation and preservation projections, together with factors likely to affect its future performance, as well as the Group's principal risks and uncertainties.

The September 30, 2023 figures and the September 30, 2022 comparative figures do not include all of the information required for full annual financial statements and therefore do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2023, together with the independent auditor's report thereon, are available on the Company's website and were filed with the Irish Registrar of Companies following the Company's Annual General Meeting. The auditor's report on those financial statements was unqualified. The accounting policies, presentation and methods of computation followed in the interim financial statements are consistent with those applied in the Company's latest Annual Report.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the unaudited condensed consolidated interim financial statements for the half-year ended September 30, 2023 on November 3, 2023.

Except as stated otherwise below, the interim financial statements for the half-year ended September 30, 2023 have been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

New IFRS standards and amendments adopted during the year
The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU unless stated otherwise. These standards are effective for the first time for the Group's financial year beginning on April 1, 2023 and therefore have been applied by the Group in these condensed consolidated interim financial statements:

●       Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective on or after January 1, 2023).
●       Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (effective on or after January 1, 2023).
●       Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (effective on or after January 1, 2023).
●       IFRS 17 Insurance Contracts; including amendments to IFRS 17 (effective on or after January 1, 2023).
●       Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information (effective on or after January 1, 2023).
●       Amendments to IAS 12 Income taxes: International Tax Reform - Pillar Two Model Rules (effective on or after January 1, 2023).*

The adoption of these new or amended standards did not have a material impact on the Group's financial position or results in the half-year ended September 30, 2023.

New IFRS standards and amendments issued but not yet effective
The following new or amended standards and interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable.  While under review, we do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or performance:
●       Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current date, Classification of Liabilities as Current or Non-current - Deferral of Effective Date, and Non-current Liabilities with Covenants (effective on or after January 1, 2024).*
●       Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (effective on or after January 1, 2024).*
●       Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (effective on or after January 1, 2024).*
●       Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (issued on August 15, 2023).*

* These standards or amendments to standards are not as of yet EU endorsed.

2.  Judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth below. Actual results may differ from estimates.

Critical estimates

Long-lived assets

At September 30, 2023, the Group had €10.32BN of property, plant and equipment long-lived assets, of which €10.12BN were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft's residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft's useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

Critical judgements
In the opinion of the Directors, the following significant judgements were exercised in the preparation of the financial statements:

Long-lived assets
On acquisition a judgement is made to allocate an element of the cost of an acquired aircraft to the cost of major airframe and engine overhauls, reflecting its service potential and the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining useful life of the aircraft.

3.  Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly, the first half-year typically results in higher revenues and results.

4.  Income tax expense

The Group's consolidated tax expense for the half-year ended September 30, 2023 of €280M (September 30, 2022: pre-exceptional €175M) comprises a current tax charge of €28M and a deferred tax charge of €252M primarily relating to the temporary differences for property, plant and equipment and net operating losses. No significant or unusual tax charges or credits arose during the period.  The effective tax rate of 11% for the half-year (September 30, 2022: 11%) is the result of the mix of profits and losses incurred by Ryanair's operating subsidiaries primarily in Ireland, Malta, Poland and the U.K.

5.  Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

6.  Capital commitments

At September 30, 2023 the Group had an operating fleet of 535 (2022: 486) Boeing 737 and 28 (2022: 29) Airbus A320 aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft which was subsequently increased to 210 (135 firm and 75 options). In December 2020, the Group increased its firm orders from 135 to 210 Boeing 737-8200 aircraft. At September 30, 2023, the Group had taken delivery of 124 of these aircraft. The remaining aircraft are due to be delivered before the end of FY25. In May 2023, the Group ordered 300 (150 firm and 150 options) new Boeing 737-MAX-10 aircraft for delivery between 2027 to 2033. This transaction was approved at the Company's AGM on September 14, 2023.

7.  Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe (Lauda), Malta Air, Ryanair DAC and Ryanair UK (which is currently consolidated within Ryanair DAC). Ryanair DAC is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes. Buzz, Malta and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as 'Other Airlines.'

The CODM assesses the performance of the business based on the profit after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results. Reportable segment information is presented as follows:

Half-Year Ended	Ryanair DAC	Other Airlines	Elimination	Total
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2023	2023	2023	2023
	€M	€M	€M	€M
Scheduled revenue	5,979.4	94.5	-	6,073.9
Ancillary revenue	2,501.3	-	-	2,501.3
Inter-segment revenue	374.9	695.7	(1,070.6)	-
Segment revenue	8,855.6	790.2	(1,070.6)	8,575.2

Reportable segment profit after income tax	2,109.9	68.2	-	2,178.1

Other segment information:
Depreciation	(537.9)	(20.9)	-	(558.8)
Net finance income/(expense)	36.2	(4.4)	-	31.8
Capital expenditure	(949.9)	(29.2)	-	(979.1)

Segment assets	15,728.7	639.6	-	16,368.3
Segment liabilities	(7,001.9)	(937.7)	-	(7,939.6)

Half-Year Ended	Ryanair DAC	Other Airlines	Elimination	Total
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2022	2022	2022	2022
	€M	€M	€M	€M
Scheduled revenue	4,346.6	78.2	-	4,424.8
Ancillary revenue	2,191.3	-	-	2,191.3
Inter-segment revenue	381.6	649.3	(1,030.9)	-
Segment revenue	6,919.5	727.5	(1,030.9)	6,616.1

Reportable segment profit after income tax (i)	1,343.5	27.3	-	1,370.8

Other segment information:
Depreciation	(427.4)	(25.7)	-	(453.1)
Net finance expense	(34.2)	(2.0)	-	(36.2)
Capital expenditure	(679.2)	(118.0)	-	(797.2)

Segment assets	16,063.1	534.2	-	16,597.3
Segment liabilities	(9,003.6)	(927.6)	-	(9,931.2)

(i) Adjusted profit after tax in the half-year to September 30, 2022, excludes a net exceptional loss after tax of €107M, attributable to the fair value measurement of jet fuel call options.

Quarter Ended	Ryanair DAC	Other Airlines	Elimination	Total
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2023	2023	2023	2023
	€M	€M	€M	€M
Scheduled revenue	3,535.5	64.7	-	3,600.2
Ancillary revenue	1,325.7	-	-	1,325.7
Inter-segment revenue	190.9	352.9	(543.8)	-
Segment revenue	5,052.1	417.6	(543.8)	4,925.9

Reportable segment profit after income tax	1,476.6	38.6	-	1,515.2

Other segment information:
Depreciation	(273.4)	(10.5)	-	(283.9)
Net finance income/(expense)	15.9	(2.2)	-	13.7
Capital expenditure	(430.6)	(16.6)	-	(447.2)

Segment assets	15,728.7	639.6	-	16,368.3
Segment liabilities	(7,001.9)	(937.7)	-	(7,939.6)

Quarter Ended	Ryanair DAC	Other Airlines	Elimination	Total
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2022	2022	2022	2022
	€M	€M	€M	€M
Scheduled revenue	2,790.5	57.9	-	2,848.4
Ancillary revenue	1,166.2	-	-	1,166.2
Inter-segment revenue	189.8	329.2	(519.0)	-
Segment revenue	4,146.5	387.1	(519.0)	4,014.6

Reportable segment profit after income tax (i)	1,188.9	11.9	-	1,200.8

Other segment information:
Depreciation	(215.0)	(11.7)	-	(226.7)
Net finance expense	(14.6)	(1.5)	-	(16.1)
Capital expenditure	(261.4)	(114.0)	-	(375.4)

Segment assets	16,063.1	534.2	-	16,597.3
Segment liabilities	(9,003.6)	(927.6)	-	(9,931.2)

(i) Adjusted profit after tax in the three months to September 30, 2022, excludes a net exceptional loss after tax of €125M, attributable to the fair value measurement of jet fuel call options.

The following table disaggregates revenue by primary geographical market. In accordance with IFRS 8, revenue by country of origin has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. "Other" includes all other countries in which the Group has operations.

	Half-Year Ended Sep 30, 2023	Half-Year Ended Sep 30, 2022	Quarter Ended Sep 30, 2023	Quarter Ended Sep 30, 2022
	€M	€M	€M	€M

Italy	1,830.3	1,460.1	1,029.8	874.6
Spain	1,552.4	1,180.0	897.0	712.3
United Kingdom	1,263.4	947.6	717.7	565.8
Ireland	488.8	377.6	277.3	223.7
Other	3,440.3	2,650.8	2,004.1	1,638.2
Total revenue	8,575.2	6,616.1	4,925.9	4,014.6

Ancillary revenues comprise revenues from non-flight scheduled operations, inflight sales and internet-related services. Non-flight scheduled revenue arises from the sale of discretionary products such as priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

8.  Property, plant and equipment

Acquisitions and disposals
During the period ended September 30, 2023, net capital additions amounted to €924M principally reflecting aircraft deliveries in the period, aircraft pre-delivery deposits and capitalised maintenance, offset by supplier reimbursements and favourable €/US$ hedging.

9.  Related party transactions

The Company's related parties comprise its subsidiaries, Directors and key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the half-year ended September 30, 2023 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2023 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

10.  Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2023 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●         Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●         Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●         Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●         Derivatives - interest rate swaps: Discounted cash-flow analyses have been used to determine their fair value, taking into account current market inputs and rates. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).
●         Derivatives - currency forwards, jet fuel forward contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at September 30, 2023 has been used to establish fair value. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).
●         Derivatives - jet fuel call options: The fair value of jet fuel call options is determined based on standard option pricing valuation models (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the quarter ended September 30, 2023, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●         Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at September 30, 2023 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2023	2023	2023	2023
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	64.1	64.1	53.2	53.2
- Jet fuel & carbon derivative forward contracts	46.0	46.0	-	-
- Interest rate swaps	-	-	1.4	1.4
	110.1	110.1	54.6	54.6
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	289.8	289.8	226.2	226.2
- Jet fuel options	34.1	34.1	14.1	14.1
- Jet fuel & carbon derivative forward contracts	281.5	281.5	49.6	49.6
- Interest rate swaps	-	-	2.2	2.2
	605.4	605.4	292.1	292.1
Trade receivables*	68.3		59.7
Cash and cash equivalents*	3,260.5		3,599.3
Financial asset: cash > 3 months*	364.9		1,056.2
Restricted cash*	19.5		19.5
	4,318.6	605.4	5,026.8	292.1
Total financial assets	4,428.7	715.5	5,081.4	346.7

	At Sep 30,	At Sept 30,	At Mar 31,	At Mar 31,
	2023	2023	2023	2023
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	0.7	0.7	8.1	8.1
- U.S. dollar currency forward contracts	0.4	0.4	3.1	3.1
	1.1	1.1	11.2	11.2
Non-current maturities of debt
- Long-term debt	533.6	533.6	812.3	812.3
- Bonds	2,043.2	1,931.9	2,040.9	1,928.4
	2,576.8	2,465.5	2,853.2	2,740.7
	2,577.9	2,466.6	2,864.4	2,751.9
Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	64.8	64.8	341.7	341.7
- U.S. dollar currency forward contracts	-	-	44.9	44.9
	64.8	64.8	386.6	386.6

Current maturities of debt:
- Short-term debt	35.3	35.3	76.8	76.8
- Promissory notes**	-	-	230.6	230.6
- Bonds	-	-	749.3	744.3
	35.3	35.3	1,056.7	1,051.7
Trade payables*	982.3		1,065.5
Accrued expenses*	1,366.4		1,276.6
	2,448.8	100.1	3,785.4	1,438.3
Total financial liabilities	5,026.7	2,566.7	6,649.8	4,190.2

*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

**During the half-year ended September 30, 2023, €0.2BN promissory notes were settled.

During May 2023 the Group converted its unsecured €750m syndicated term loan into a revolving credit facility (at a lower margin) with an extended maturity to May 2028 (previously 2024). During August 2023 the Group repaid a maturing €750M bond and paid down €260M of its revolving credit facility.

11.  Shareholders' equity and shareholders' returns

During the half-year ended September 30, 2023, 0.3M ordinary shares were issued at a strike price of €12 per share following the exercise of vested share options for proceeds of €3.1M. There were no shareholder returns during the half-year ended September 30, 2023.

12.  Post balance sheet events

The Company has declared a maiden ordinary dividend of €400m (c.€0.35 per share) in aggregate through an interim and final dividend of approximately €200m each payable in February 2024 and after the AGM in September 2024 respectively.

For subsequent financial years (i.e. for FY25 onwards), under the Company's new dividend policy, the Company intends to return approximately 25% of prior-year profit after tax (adjusted for non-recurring gains or losses) by way of ordinary dividends to shareholders.  Additionally, the Board, taking into account prevailing market conditions and ensuring that the Group retains a prudent level of cash to fund debt and capex requirements, retains the flexibility to consider, when appropriate, the return of surplus cash to shareholders through special dividends and/or share buybacks.

Ryanair Holdings plc and Subsidiaries
Responsibility Statement

Statement of the Directors in respect of the interim financial report

The Directors are responsible for preparing the half-yearly financial report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 ("Transparency Directive"), and the Central Bank (Investment Market Conduct) Rules 2019.

In preparing the condensed set of consolidated interim financial statements included within the half-yearly financial report, the Directors are required to:
●     prepare and present the condensed set of financial statements in accordance with IAS 34 Interim Financial Reporting as adopted by the EU, the Transparency Directive and the Central Bank (Investment Market Conduct) Rules 2019;
●     ensure the condensed set of financial statements has adequate disclosures;
●     select and apply appropriate accounting policies; and
●     make accounting estimates that are reasonable in the circumstances.

The Directors are responsible for designing, implementing and maintaining such internal controls as they determine is necessary to enable the preparation of the condensed set of financial statements that is free from material misstatement whether due to fraud or error.

We confirm that to the best of our knowledge:

(1)  the condensed set of consolidated interim financial statements included within the half-yearly financial report of Ryanair Holdings plc for the six months ended September 30, 2023 ("the interim financial information") which comprises  the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders' equity and the related explanatory notes, have been presented and prepared in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU, the Transparency Directive and the Central Bank (Investment Market Conduct) Rules 2019.

(2)  The interim financial information presented, as required by the Transparency Directive, includes:
a.    an indication of important events that have occurred during the first 6 months of the financial year, and their impact on the condensed set of consolidated interim financial statements;
b.    a description of the principal risks and uncertainties for the remaining 6 months of the financial year
c.     related parties' transactions that have taken place in the first 6 months of the current financial year and that have materially affected the financial position or the performance of the enterprise during that period; and
d.    any changes in the related parties' transactions described in the last annual report that could have a material effect on the financial position or performance of the enterprise in the first 6 months of the current financial year.

On behalf of the Board

Stan McCarthy                                                                                  Michael O'Leary
Chairman                                                                                          Chief Executive
November 3, 2023

Independent review report to Ryanair Holdings plc
Report on the condensed consolidated interim financial statements

Our conclusion
We have reviewed Ryanair Holdings plc's Condensed Consolidated Interim Financial Statements (the "interim financial statements") in the Half-Yearly Financial Report of Ryanair Holdings plc for the period ended September 30, 2023 (the "period").

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019.

The interim financial statements comprise:

●          the Condensed Consolidated Interim Balance Sheet as at September 30, 2023 on page 1;
●          the Condensed Consolidated Interim Income Statement and Condensed Consolidated Interim Statement of Comprehensive Income for the Half-Year then ended on pages 2 and 4;
●          the Condensed Consolidated Interim Income Statement and Condensed Consolidated Interim Statement of Comprehensive Income for the Quarter then ended on pages 3 and 4;
●          the Condensed Consolidated Interim Statement of Cash Flows for the Half-Year ended September 30, 2023 on page 5;
●          the Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the Half-Year ended September 30, 2023 on page 6; and
●          the Notes forming part of the Condensed Consolidated Interim Financial Statements on pages 13 to 21.

The MD&A Half-Year Ended September 30, 2023 on pages 7 to 8, the MD&A Quarter Ended September 30, 2023 on pages 9 to 10 and the Interim Management Report on pages 11 to 12 do not form part of the interim financial statements.

The interim financial statements included in the Half-Yearly Financial Report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law, International Financial Reporting Standards (IFRSs) as adopted by the European Union and IFRSs as issued by the International Accounting Standards Board.

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' ("ISRE (Ireland) 2410") issued for use in Ireland. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Half-Yearly Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the Directors have inappropriately adopted the going concern basis of accounting or that the Directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (Ireland) 2410. However future events or conditions may cause the Group to cease to continue as a going concern.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the Directors

The Half-Yearly Financial Report, including the interim financial statements, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019. In preparing the Half-Yearly Financial Report including the interim financial statements, the Directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the Half-Yearly Financial Report based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Central Bank (Investment Market Conduct) Rules 2019 and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers
Chartered Accountants
3 November 2023
Dublin

The maintenance and integrity of the Ryanair Holdings plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 6 November, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary